Offering Memorandum
Nectar of the Gods Corporation dba Black Heath Meadery

Nectar of the Gods Corporation dba Black Heath Meadery (the "Company," "we," "us", or "our"), a Virginia corporation is offering up to $124,000.00 in revenue sharing notes (the "Securities"). This Offering is made on the Regulation Crowdfunding portal site Round Here, LLC at https://roundhere.co/ (the "Intermediary").

The Minimum Amount of this offering is $10,000.00 (the "Minimum Amount" or "Target Amount"). The Company intends to raise at least the Minimum Amount and up to $124,000.00 (the "Maximum Offering Amount") from Investors in the offering described in this Form C (this "Offering"). This Offering is being conducted on a best efforts basis and the Company must reach its Minimum Amount by July 13, 2023 (the "Offering Deadline"). If the Company does not raise at least the Target Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. No investor should invest in this Offering unless they can afford to lose such investment. In making a decision of whether and how much to invest, investors must rely on their own examination of the Offering and the Company, including the merits and the risk factors.

This document may contain forward-looking statements and information relating to the Company, its business plan and strategy, and its industry. These statements are based on the beliefs and information of the Company's management. When used in connection with the Offering, forward-looking words like "estimate", "project", "believe", "anticipate", "intend", "expect", will identify forward-looking statements. These statements uncertain, and changes in circumstances could frustrate the Company's plans. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Securities have not been suggested or approved by the U.S. Securities and Exchange Commission (the "SEC") or any other federal or state securities commission or regulator. No such authority has deemed this document or the Offering to be accurate or adequate. The Securities are not registered with the SEC, but are offered under a legal and regulatory exemption from registration.

A prospective investor from any participating jurisdiction must purchase the Securities through the Intermediary's portal. Investments may be accepted or rejected by the Company, in its sole discretion. The Company or the Intermediary can reject, cancel, or rescind the offer to sell or an investor's commitment to purchase the Securities at any time, for any reason.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following and conditioned on the conclusion of a successful offering, the Company will file a report electronically with the Securities & Exchange Commission annually after the first sale of the Securities and will post the report on its website at https://www.blackheathmeadery.com no later than 120 days after the end of the Company's fiscal year.

The Company must continue such ongoing reports until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law. The Company, which has no predecessors, has not previously failed to comply with the reporting requirements of Regulation CF.

Updates
Updates on this Offering may be found at: https://roundhere.co/blackheath

This Form
Potential investors can and should rely on the information contained in the related Form C, which was accurate as of the date if was filed. No information that is different from that contained here is authorized or should be relied upon. Circumstances may have changed since that date. References to other documents or agreements are summaries and incomplete, and they are subject to the other content and provisions of such other documents.

The Company will receive questions and give answers about this Offering through its offering page provided by the Intermediary. This Form C does not contain all information that may be required to evaluate the Offering, and any recipient should perform its own analysis. Company statements are based on information that is believed to be reliable. No warranty can be made as to the accuracy of all information.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any after its filing. This Form C is submitted in connection with this Offering and may not be copied or used for any other purpose.

SUMMARY

The Business
The following is only a summary. Potential investors should review all information in this Form C and Exhibits. The Company is a Virginia corporation, formed May 12, 2014. The Company's office is at 1601 Black Heath Road, Midlothian, Virginia. The Company's web site is https://www.blackheathmeadery.com

A description of the Company's business, principal personnel, and other relevant information can be found on the Company's offering page on the Round Here, LLC website at https://roundhere.co/blackheath and attached to its Form C and this Offering Memorandum.

Directors

William Cavender is the Company's founder and its only director.

Officers

President, William Cavender, is the Company's founder and principal operator, as well as its main product creator. He has served in this capacity since the Company's founding in 2014.

Secretary, Jayne Heffner, is the Company's co-founder and Mr. Cavender's wife. She is less active in the day to day operation of the Company in recent years, and serves as corporate secretary. Her professional background is in the legal industry, including employment by private law firms and state courts.

Indebtedness

The financial disclosures included with this disclosure document reflect the existing debt of the Company, as of the date reported.

The Offering

Minimum dollar amount of notes being offered	$10,000.00
Maximum dollar amount of notes being offered	$124,000.00
Minimum individual purchase amount	$500.00
Offering deadline	July 13, 2023
Use of Proceeds	see below
Voting Rights	None

The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. The Company may also offer preferred return calculations to lead investors, being those who invest early in the offering in amounts of $10,000.00 or more.

At the conclusion of the Offering, the Company will pay the following commissions to the Intermediary based on the amount raised in the Offering: (i) a 5% commission based on the dollar amount equal to or greater than the minimum offering amount.

	Price to Investors	Commission	Net Proceeds
Minimum Individual Purchase	$500	$25	$475
Aggregate Minimum Amount	$10,000	$500	$9,500
Aggregate Minimum Amount	$124,000.00	$6,200	$117,800

Use of Proceeds

At minimum Target Amount of $10,000.00	Preliminary architecture and design for tasting room and retail space $9,500
At Offering maximum of $124,000.00	Legal and Architectural $20,000
	Taproom / Tasting Room Buildout $75,000
	Production Expansion $22,800

Financial Disclosures

This financial information is as reported on the federal income tax return of the Company for its most recently completed tax year, which tax return was for tax year 2021, ending December 31, 2021.

Total Income: $261,567
Taxable Income: -$26,038
Total Tax: $0

Financial statements of the Company are also attached, those being Profit and Loss statements and Balance Sheets, unaudited, for the years ending December 31, 2021 and December 31, 2020.

This information and the attached financial statements are certified by the Company's chief executive officer, Bill Cavender, in the certification attached hereto.

Capitalization and Previous Securities Offerings, Principal Security Holders

The Company is currently 95.11% owned by the founder's 401(k) profit-sharing plan, by means of Rollover for Business Startups (ROBS) transactions in 2014, 2019, and 2020. The Company has only common stock, and there are no other owners of 20% or more.

The Company has previously raised funds by talking on two investments from private investors known personally to the Company, in 2019, resulting in stakes by these two investors of 2.6% and 2.29% of total Company shares.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry
The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In our industry, profit margins are thin, and competition is tough. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase.

No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on apparently available exemptions from securities registration or qualification requirements under applicable federal and state securities laws.

No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the

Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering. The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its Minimum Amount after 21 calendar days but before the deadline, the Company can end the Offering upon five business days' notice. This means your failure to confirm your participation in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early. The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down some of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The notes sold in this offering will not be freely tradable. You should be aware of the long-term nature of this investment. There is not now and will not be a public market for the notes. Because the notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the notes cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Each Investor in this Offering will be required to represent that it is purchasing the notes for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Investors will have no voting rights. Thus, Investors will never be able to vote upon any management decisions or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. The Company may never undergo a liquidity event such as a sale of the Company or an IPO.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.